UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Transition period from ____________ to ____________

Commission File Number 000-08193

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensytech, Inc. 401(k) Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ARGON ST, INC.

12701 Fair Lakes Circle, Fairfax, Virginia 22033

REQUIRED INFORMATION

Financial Statements:

4.	In lieu of the requirements of Item 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2004 and 2003 are presented on pages 2 through 8.

Exhibits:

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

2

Sensytech, Inc.
401(k) Profit-Sharing Plan
Financial Statements
December 31, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–7
Supplemental Schedule
Schedule I: Schedule H, line 4i — Schedule of Assets (Held at End of Year)	8

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Sensytech, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for plan benefits of Sensytech, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2004 , the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004, and the supplemental schedule of assets as of December 31, 2004. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2003 were audited by another independent registered public accounting firm whose report dated May 14, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Sensytech, Inc. 401(k) Profit Sharing Plan as of December 31, 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of December 31, 2004, and for the year ended December 31, 2004, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2004 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vienna, Virginia
May 20, 2005

2

Sensytech, Inc.
401(k) Profit-Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value (Notes 2 and 3)	$24,952,076	$15,607,327

Receivables
Participant contributions	693	33,761
Employer contributions	327	9,947

Total receivables	1,020	43,708

Net assets available for benefits	$24,953,096	$15,651,035

The accompanying notes are an integral part of these financial statements.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions
Dividend income	$194,391
Interest income	14,997
Net appreciation in fair value of investments (Note 3)	8,908,743

Net investment gain	9,118,131

Participant contributions	1,203,347
Employer contributions	264,429

Total additions	10,585,907

Deductions
Benefits paid to participants	1,283,256
Administrative expenses	590

Total deductions	1,283,846

Net increase	9,302,061

Net assets available for benefits

Beginning of year	15,651,035

End of year	$24,953,096

The accompanying notes are an integral part of these financial statements.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan and Benefits

The following description of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, stock bonus and profit-sharing plan covering all full-time employees of Sensytech, Inc. the “Company”(see Note 6) who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may make contributions up to 15% of pretax annual compensation into the Plan, subject to statutory limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and the Company’s common stock (see Note 6) as investment options for participants. The Company contributes to the Plan at a rate of 50% of the employees’ contribution, up to 6% of the employees’ salary. Company contributions are allocated among investment options at the direction of participants. Additional contributions may be made by the Company at its discretion. In no event shall Company contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of continuous service after two years and becomes 100% vested after six years of credited service.

Participant Loans

Participants may borrow from their individual account balances. The Plan allows a loan amount from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The term of the loan may not exceed five years unless used to acquire a principal residence. The loans are collateralized by the remaining vested balance in the participant’s account and bear interest at rates equal to the Federal Reserve Prime Rate on the date of the loan plus 1%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003

Forfeitures

Company contributions that are not vested upon termination of employment are forfeited and will be used to reduce future Company contributions. Forfeitures of $88,053 were used to off-set current year employer matches during 2004. As of December 31, 2004, forfeitures totaling $29,118 are unallocated and available to offset future employer contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. See Note 6 regarding the merger of the Plan with the Argon Engineering Associates, inc. 401(k) Profit Sharing Plan and Trust, effective January 1, 2005.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative Expenses

All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily Net Asset Value (“NAV”). The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free phone numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Other administrative expenses, including trustee, legal, auditing, and other fees, are paid by the Company and, as such, are not expenses of the Plan.

Investment Valuation and Income Recognition

The record keeping and trustee functions of the Plan were performed by Merrill Lynch Trust Corporation FSB, where they are accumulated and invested on behalf of the Plan at the discretion of the participant.

The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the NAV of shares held by the Plan at year-end.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans are valued at cost, which approximates fair value.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America may require the plan administrator to make estimates and assumptions that could affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available for benefits during the reporting period, and, when applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003
Sensytech, Inc. Common Stock (1)	$13,307,384	$5,371,135
Merrill Lynch Retirement Reserves	1,925,548	1,523,035
PIMCO Total Return Fund	*	1,345,571
Van Kampen Growth and Income Fund	4,056,885	3,694,705
Dreyfus Premier Mid Cap Stock Fund	*	890,706

*	represents less that 5% of the Plan’s assets

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) had net appreciation in value of $8,908,743 as follows:

Mutual Funds	$828,007
Sensytech, Inc. Common stock (1)	8,080,736

$8,908,743

(1)	Effective September 29, 2004, Argon ST, Inc.

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the tax determination letter, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2004 and 2003

5.	Related Party Transactions

Certain Plan investments are shares of Argon ST, Inc. (formerly Sensytech, Inc.) common stock. Argon ST, Inc. is the Plan sponsor and, therefore, qualifies as a related party. At December 31, 2004 and 2003, the Plan held an investment of 376,234 and 383,652 shares of Argon ST, Inc. common stock, respectively. The fair value of the common stock at December 31, 2004 and 2003 was $13,307,384 and $5,371,135, respectively. For the years ended December 31, 2004 and 2003, the Plan purchased 43,864 and 21,677 shares of Argon ST, Inc. common stock, respectively, at a cost of $1,023,913 and $346,918, respectively. For the years ended December 31, 2004 and 2003, the Plan sold 35,018 and 9,427 shares of Argon ST, Inc. common stock, respectively, with proceeds of $886,638 and $154,157, respectively. For the years ended December 31, 2004 and 2003, the Plan distributed to participants 16,264 and 27,568 shares of Argon ST, Inc. common stock, respectively, with a market value of $274,348 and $386,513, respectively.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Corporation, FSB. Merrill Lynch Trust Corporation, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.	Merger of Plans

On September 29, 2004, a wholly owned subsidiary of Sensytech, Inc. merged with and into Argon Engineering Associates, Inc. in an acquisition whereby each outstanding share of Argon Engineering stock was exchanged for two shares of Sensytech common stock. As a result of the merger, the former Argon Engineering stockholders acquired approximately 65.6% of the issued and outstanding shares of Sensytech common stock. Immediately following the merger, the Company’s name was changed from Sensytech, Inc. to Argon ST, Inc.

Pursuant to the merger, a decision was taken by the Plan Trustees to merge the Sensytech, Inc. 401(k) Profit Sharing Plan with the Argon Engineering Associates, Inc. 401(k) Profit Sharing Plan and Trust. Effective January 1, 2005, the Company merged the Sensytech Inc. 401(k) Profit Sharing Plan into the Argon ST, Inc. 401(k) plan. There was no adverse effect on any plan participant as a result of the merger.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
EIN 38-1873250, Plan 001

December 31, 2004	Schedule I

		(c) Description of Investment Including		(e)
(a)	(b) Identity of Issue, Borrower,	Maturity Dates, Rate of Interest,	(d)	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Date	Cost	Value

		Cash and Cash Equivalents

*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch Retirement Reserves Money Fund Goal Manager	$1,925,548	$1,925,548

		Total cash and cash equivalents	$1,925,548	$1,925,548

		Mutual Funds

*	Merrill Lynch Trust Corporation, FSB	Dreyfus Premier Midcap Stock Fund	$763,703	$1,006,050
*	Merrill Lynch Trust Corporation, FSB	Franklin Small-Mid Cap Growth Fund	347,831	412,893
*	Merrill Lynch Trust Corporation, FSB	Mainstay High Yield Corporate Bond Fund	370,578	405,477
*	Merrill Lynch Trust Corporation, FSB	Massachusetts Investors Growth Stock Fund	39,270	44,028
*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch Fundamental Growth Fund Inc.	312,529	340,330
*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch Global Growth Fund	30,473	37,781
*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch Global Small Cap Fund	230,252	286,734
*	Merrill Lynch Trust Corporation, FSB	Merrill Lynch S&P500 Index Fund	395,160	424,706
*	Merrill Lynch Trust Corporation, FSB	Oppenheimer International Growth Fund	713,369	872,142
*	Merrill Lynch Trust Corporation, FSB	PIMCO Total Return Fund	1,155,496	1,151,529
*	Merrill Lynch Trust Corporation, FSB	Van Kampen Emerging Growth Fund	423,618	442,727
*	Merrill Lynch Trust Corporation, FSB	Van Kampen Growth and Income Fund	3,349,073	4,056,885

		Total mutual funds	$8,131,352	$9,481,282

		Other

*	Sensytech, Inc. (1)	Common stock	$2,149,363	$13,307,384
*	Participant Loan Fund	Loans with maturity dates from 2/07/2005 to 9/24/2032, interest rates 5% to 10.5%	237,475	237,475
*	Pending Settlement Fund	Accrued income	387	387

		Total Other	$2,387,225	$13,545,246

		Total investments	$12,444,125	$24,952,076

•	Denotes party-in-interest, for which a statutory exemption exists.

(1)	Effective September 29, 2004, Argon ST, Inc.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSYTECH, INC. 401(k) PROFIT SHARING PLAN

June 29, 2005	By: /s/ Abbey A. Flowers

Abbey A. Flowers
Plan Administrator